

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Mr. Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Qunar Cayman Islands Limited**
> **Pre-effective Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 18, 2013**
> **File No. 333-191459**

Dear Mr. Sun:

We have reviewed your amended registration statements and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Prospectus Summary, page 1

Our Challenges, page 3

1. Please include the uncertainties relating to your Business Cooperation Framework Agreement with Baidu. In addition, in an appropriate section or sections of the prospectus, please expand on these uncertainties, such as, for example, how tracking will be managed for purposes of determining revenue allocation between you and Baidu.

2. Please include the warrants issuable in connection with your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address here, as well as in an appropriate section or sections of the prospectus, the settlement provisions of the warrants and the associated liability therewith. Please also disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu's election, and please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

Risk Factors, page 14

3. Please add a new risk factor dedicated specifically to the risks associated with the warrants issuable in connection with your Business Cooperation Framework Agreement with Baidu.

Risks Related to Our Business

We have operated at a loss . . . , page 14

4. Please revise your disclosure to address the settlement provisions of the warrants and the associated liability therewith. Please also disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu's election, and please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary. Finally, please discuss the potential impact of such settlement on your liquidity and cash flows.

Baidu will be able to control the outcome of a large number of shareholder actions in our company, page 24

5. Please revise your disclosure to clarify that the warrants have a zero exercise price.

We may have conflicts of interest with Baidu . . . , page 25

6. Please expand your disclosure to address the dispute resolution mechanisms in Section 15 (Termination) of your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address the role and composition of the Review Committee, including, but not limited to, Baidu's right to select two of the three members of the committee. In addition, please discuss the consequences to you of a termination for cause under the agreement, quantifying such consequences using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

History and Corporate Structure, page 66

Cooperation with Baidu on New Travel Platform, page 68

7. Please describe in greater detail your exclusive right to operate the travel-related functions of the Cooperation Platform.   Please define what is meant by "travel-related functions of the Cooperation Platform" with respect to Baidu's website. Also, please describe what your right to operate these functions means in terms of your business, including the extent of your control over content on Baidu's website, any expected effect on your website and traffic thereto, and expected effects on revenue. Please clarify to what extent Baidu's website may compete with your website. Please address the uncertainties under the agreement and matters that have still to be determined in order to implement the agreement, such as, for example, how tracking will be managed for purposes of determining revenue allocation between you and Baidu.

Traffic Guarantee, page 68

8. Please discuss the consequences of any failure to meet the guaranteed minimums.

Share Warrants, page 68

9. Please revise your disclosure to address in greater detail the cash settlement provisions of the warrants and the associated liability therewith. Please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

Termination, page 69

10. Please expand your disclosure to address the dispute resolution mechanisms in Section 15 (Termination) of your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address the role and composition of the Review Committee, including, but not limited to, Baidu's right to select two of the three members of the committee. In addition, please discuss the consequences to you of a termination for cause under the agreement, quantifying such consequences using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

Management's Discussion and Analysis of Financial Condition . . . , page 79

Liquidity and Capital Resources, page 103

11. Please revise your disclosure to address the warrants issuable under your Business Cooperation Framework Agreement with Baidu. In doing so, please disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu's election, and please quantify the cash settlement amount using the midpoint of the IPO

Sam Hanhui Sun
Qunar Cayman Islands Limited
October 29, 2013
Page 4

price range and making such reasonable assumptions as are necessary. Finally, please discuss the potential impact of such settlement on your liquidity and cash flows.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

12. We have read your response to comment 3 in our letter dated October 25, 2013. Please note we are evaluating your proposed accounting with respect to the Cooperation Agreement and the Baidu warrants. In this regard, please revise your disclosure on page 94 where you discuss the accounting treatment for the warrants to be issued to Baidu to indicate that the accounting analysis is preliminary and subject to change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP